October 13, 2016

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549-3628

Attn:	Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	Cardiome Pharma Corp.
Form 40-F for Fiscal Year Ended December 31, 2015
Response dated August 26, 2016
File No. 000-29338

Dear Ms. Hayes:

Set forth below are the responses of Cardiome Pharma Corp., a corporation organized under the laws of Canada (the "Company"), to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff, dated September 28, 2016 (the "Comment Letter"), with respect to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2015 filed with the Commission on March 29, 2016 (File No. 000-29338) (the "Form 40-F"). A first letter had been sent by the Staff on August 16, 2016, to which the Company responded on August 26, 2016 (the "First Response Letter").

For the convenience of the Staff, the text of the Commission's comment in the Comment Letter has been duplicated in bold type to precede the Company's response.

1.	Your response to prior comment 1 indicates that the majority of the 30% reduction in FY2015 revenues relative to FY2014 revenues is attributable to a decrease in AGGRASTAT revenues due to increased generic competition. Please quantify the amount of this material revenue decrease in your response letter and confirm that you will disclose this information in future filings, as applicable.

Response: As the Staff is aware, the Company is a Canadian "foreign private issuer" within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that is eligible to use, and files and furnishes its reports with and to the Commission under, the U.S./Canada Multijurisdictional Disclosure System ("MJDS"), a bilateral disclosure system adopted by the Commission and Canadian securities regulators. As an MJDS filer, the Company is permitted to use its home country Canadian disclosure documents to satisfy its U.S. continuous disclosure obligations, including its annual report on Form 40-F. The Form 40-F "wraps" around the Company's Canadian Annual Information Form, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and audited consolidated financial statements and also includes the Sections 302 and 906 certifications as well as certain disclosures required by the Sarbanes-Oxley Act of 2002 ("SOX") and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules thereunder. The MD&A, which is discussed in this letter, is prepared in accordance with the requirements of National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators ("NI 51-102") rather than the requirements for MD&A contained in Item 303 of Regulation S-K under the Exchange Act.

Securities and Exchange Commission

October 13, 2016

In terms of the impact of the MJDS on the review of the Company's Canadian disclosure documents, the Company understands that, as noted in Sections III(A) and III(F)(1) of the adopting release for the MJDS (SEC Release No. 34-29354) (the "MJDS Release"), review of the Company's Canadian disclosure documents contained in MJDS filings will generally be undertaken by Canadian securities authorities and generally will be that customary in Canada. Thus, except in the unusual case where the Staff has reason to believe there is a problem with the filing, the Canadian disclosure documents included in MJDS filings generally will be given a "no review" status by the Commission. Indeed, Section III(I) of the MJDS Release notes that by adopting the MJDS, the Commission in essence adopted as its own requirements the disclosure requirements of the Canadian forms: "The effect is the same as if the Commission had set forth each Canadian requirements within the MJDS forms… Accordingly, good faith compliance with the disclosure requirements of the home jurisdiction, as construed by Canadian regulatory authorities, will constitute compliance with the applicable U.S. federal securities disclosure requirements, even if such compliance results in the omission of information which might otherwise be required as a line item in [U.S. disclosure documents]" (emphasis added).

The Company is aware that Section 408 of SOX requires the Staff to undertake periodic reviews of each Registrant’s filings and does not provide a specific exception for MJDS filings. However, the Staff exercises significant discretion as to whether filings that are reviewed will be subject to comment or whether certain filings will be reviewed only to a limited extent. As such, the Company believes it is consistent with the requirements under SOX and the objectives of the MJDS, for the Staff to limit its review of a Form 40-F to the form itself and to the financial statements (which are specifically referred to in Section 408 of SOX), while deferring comments on the Canadian Annual Information Form and MD&A to Canadian securities regulators as contemplated by the MJDS Release. To do otherwise would eliminate the most significant benefit of the MJDS – namely the ability to avoid the significant costs and burdens of subjecting MJDS issuers to duplicative, and sometimes conflicting reviews, by different securities regulators on documents prepared in accordance with home country disclosure requirements. Neither the Company nor its U.S. securities counsel believe that outcome was intended by Congress in enacting Section 408 of SOX.

Securities and Exchange Commission

October 13, 2016

Notwithstanding the foregoing, the Company reviewed and considered the comments contained in the Comment Letter. As the Company's First Response Letter stated, consistent with the Company's FY2015 MD&A which forms part of the Form 40-F, the majority of the 30% reduction in FY2015 revenues relative to the FY2014 period, was due (among other factors) to a decrease in AGGRASTAT sales due to generic competition versus the previous year.

The First Response Letter also explained that because AGGRASTAT is currently the Company's only significant product in terms of revenue generation, its other products being new to the market and representing a smaller portion of the market, the Company does not believe that quantifying the revenue attributable to each product is necessary or material to investors. If the Company quantifies the decrease in AGGRASTAT revenues due to increased generic competition as requested in the Staff's Comment Letter, it may indirectly provide a breakdown of revenue by product.

The Company believes that the disclosures in its MD&A comply with applicable Canadian requirements as construed by Canadian regulatory authorities, including NI 51-102. However, as noted in the First Response Letter, when sales become more significant, it will consider including additional disclosure in future filings to further clarify the significance of AGGRASTAT's contribution to the Company's revenue, and will consider including a quantitative breakout of its products sales.

* * *

Please telephone the undersigned at (604) 677-6905 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer Archibald

Jennifer Archibald
Chief Financial Officer

cc:	Riccardo Leofanti (Skadden, Arps, Slate, Meagher & Flom LLP)
Joseph Garcia (Blake, Cassels & Graydon LLP)